AMENDMENT TO SUBADVISORY AGREEMENT

This instrument, dated June     , 2015, by and between J.P. Morgan Investment Management Inc., a Delaware corporation with its principal office at 270 Park Avenue, New York, New York 10017 (“JPMIM” or the “Manager”) and JF International Management Inc., with its principal place of business in Hong Kong located at 21st Floor, Chater House, 8 Connaught Road Central, Hong Kong (the “Sub-adviser”) amends the Subadvisory Agreement between JPMIM and the Sub-adviser, dated January 31, 2007 (the “Agreement”) to reduce the sub-advisory fee for the JPMorgan China Region Fund (the “Fund”). Unless otherwise defined herein, capitalized terms shall have the meaning ascribed to such terms in the Agreement.

For good value and consideration, JPMIM and the Sub-adviser mutually agree as follows:

1.	Section (i) of Schedule I is hereby deleted and replaced by the following:

(i)	The Sub-adviser shall be paid a sub-advisory fee for its services, to be paid by the Manager, at a rate of 0.48% per annum on the average daily net asset value of the Assets of the Fund, accrued daily and paid monthly in arrears within 15 business days of each month end.

J.P. Morgan Investment Management Inc.

By:
Title:

JF International Management Inc.

By:
Title: